Vine Hill Capital Investment Corp.
500 E Broward Blvd., Suite 1710

Fort Lauderdale, FL 33394

August 30, 2024

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3233

Attention: Pearlyne Paulemon

Re:	Vine Hill Capital Investment Corp. Registration Statement on Form S-1, as amended File No. 333-280880

Dear Ms. Paulemon:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vine Hill Capital Investment Corp., a Cayman Islands exempted company (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:45 p.m., Eastern Time, on Wednesday, September 4, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Paul Hastings LLP, request by telephone that such Registration Statement be declared effective.

Please contact Jonathan Ko of Paul Hastings LLP, counsel to the Company, at (213) 683-6188, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Nicholas Petruska
Nicholas Petruska
Chief Executive Officer